Exhibit 99.1

FOR IMMEDIATE RELEASE

Lombard Medical Reports 2015 Second Quarter, Six-Month Results

Revenue up 107 Percent Year-Over-Year; U.S. Sales Increase 123 Percent

Irvine, CA – July 27, 2015 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results and provided an operational update for the second quarter and six-months ended June 30, 2015.

Q2 and Recent Operational Highlights

•	Total 2015 second quarter Aorfix™ revenue grew 107 percent[1] to $4.5 million compared to revenue of $2.2 million in the second quarter of 2014.
•	U.S. Aorfix revenue grew to $1.3 million in the second quarter of 2015, up 123 percent from $0.6 million in the second quarter of 2014.
•	Gross margin for the 2015 second quarter was 52 percent compared to 46 percent for the prior year period.
•	Opened new Innovation Center in Irvine, California.
•	In June, the first clinical cases using the new 34mm Aorfix Plus™ endovascular stent graft were successfully completed in the U.S. Up to 10 percent more AAA patients have the potential to be treated with Aorfix as a result of this expanded size range.

Operational and Financial Results

With U.S. procedures that more than doubled, global Aorfix revenue increased 107 percent1 to $4.5 million in the second quarter of 2015 compared to $2.2 million in the second quarter of 2014. For the first six months of 2015, global Aorfix revenue grew 87 percent1 to $7.9 million compared to $4.3 million in the year-earlier period.

In the U.S., where Aorfix was formally launched in November 2013, and is sold exclusively through the Company’s own sales force, revenue in the 2015 second quarter and first six months was $1.3 million and $2.4 million, respectively. Comparative U.S. revenue in the 2014 second quarter and first six months was $0.6 million and $1.1 million, respectively.

"We had another solid quarter of rapidly growing procedures and revenues across key markets while making significant progress on our key commercial, regulatory and strategic initiatives,” said CEO Simon Hubbert. “In the U.S., we added new physicians and new centers to our growing list of customers. We also launched Aorfix Plus, a new addition to our portfolio that allows us to treat patients with larger aortic neck diameters that we believe expands our addressable market by about 10 percent. In Japan, as a result of continued strong procedural growth, we estimate that we have captured approximately 5 percent market share within nine months of launching Aorfix.”

In Japan, where Aorfix is sold through the Company’s exclusive distributor, Medico’s Hirata, and where regulatory approval was received in August 2014, revenue in the 2015 second quarter and first six months was $1.8 million and $2.7 million, respectively. There was no comparative revenue in the second quarter and first six months of 2014.

Gross margin for the 2015 second quarter and first six months was 52 percent and 49 percent, respectively, compared to 46 percent and 40 percent for the prior year periods. The improvement was primarily due to the effect of higher average U.S. selling prices and the spreading of fixed manufacturing costs over increased production volumes.

Total operating expenses for the 2015 second quarter and first six months were $10.6 million and $21.9 million, respectively, compared to $12.4 million and $20.2 million in the prior year periods. The net loss for the second quarter of 2015 was $8.2 million, or $0.51 loss per share, compared to a net loss of $11.1 million, or $0.76 loss per share, for the second quarter of 2014. The net loss for the first half of 2015 was $17.7 million, or $1.10 loss per share, compared to $18.0 million, or $1.49 loss per share, for the first half of 2014.

The Company’s balance sheet as of June 30, 2015 showed total cash and cash equivalents of $48.4 million. This includes $11 million in proceeds from the $26 million secured term loan facility entered into with Oxford Finance LLC in April.

Company Outlook

The Company reaffirms that it expects to achieve revenue for 2015 of between $18 million and $20 million. This growth is expected to result from a more than doubling of the combined number of Aorfix procedures for the Company’s four largest markets (U.S., Japan, UK and Germany) and pricing that remains stable in those markets.

Conference Call

Lombard Medical’s management will discuss the Company's financial results for the second quarter and six months ended June 30, 2015 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Monday, July 27, 2015. To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.

An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

1 Total Aorfix revenue growth was 116.3 percent for the 2015 second quarter and 95.3 percent for the first six months of 2015 on a constant currency basis, calculated using 2014 average rates.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. Aorfix is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only ‘on-label’ endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000

- Tables Follow –

Consolidated Statements of Comprehensive Income

for the three- and six-month periods ended June 30, 2015 (unaudited)

		Three months ended June 30,		Six months ended June 30,
		2015	2014	2015	2014
	NOTE	$’000	$’000	$’000	$’000
Revenue	2	4,535	2,193	7,944	4,251
Cost of sales		(2,191)	(1,194)	(4,019)	(2,553)
Gross profit		2,344	999	3,925	1,698
Gross margin		52%	46%	49%	40%
Selling, marketing and distribution expenses		(5,679)	(5,809)	(11,947)	(9,950)
Research and development expenses		(2,604)	(2,283)	(5,046)	(3,846)
Administrative expenses		(2,297)	(2,765)	(4,925)	(4,893)
Initial Public Offering expenses	3	-	(1,503)	-	(1,503)
Total operating expenses		(10,580)	(12,360)	(21,918)	(20,192)

Operating loss		(8,236)	(11,361)	(17,993)	(18,494)
Finance income—interest receivable		35	84	82	129
Finance costs		(234)	(17)	(256)	(35)
Loss before taxation		(8,435)	(11,294)	(18,167)	(18,400)
Taxation	5	239	222	428	409
Loss for the period		(8,196)	(11,072)	(17,739)	(17,991)

Other comprehensive income:
Items that will not be reclassified to profit or loss
Currency translation differences		1,637	932	250	1,767
Total comprehensive loss for the period		(6,559)	(10,140)	(17,489)	(16,224)

Basic and diluted loss per ordinary share (cents)
From continuing operations	6	(50.6)	(75.9)	(109.6)	(149.1)

The accompanying notes form part of these financial statements

Consolidated Balance Sheet

as at June 30, 2015 (unaudited)

	NOTE	June 30, 2015	December 31, 2014
		$’000	$’000
Assets
Intangible assets		5,132	5,259
Property, plant and equipment		3,359	3,087
Other receivables		374	348
Non-current assets		8,865	8,694

Inventories		5,230	4,895
Trade and other receivables		4,196	3,911
Taxation recoverable		1,533	2,065
Cash and cash equivalents		48,379	53,334
Current assets		59,338	64,205

Total assets		68,203	72,899

Liabilities
Trade and other payables		(6,861)	(5,434)
Borrowings		(396)	-
Current liabilities		(7,257)	(5,434)

Borrowings	4	(12,737)	(2,632)
Non-current liabilities		(12,737)	(2,632)

Total Liabilities		(19,994)	(8,066)

Net assets		48,209	64,833

Equity
Called up share capital		162	162
Share premium account		49,608	49,608
Capital reorganization reserve		205,686	205,686
Translation reserve		2,495	2,245
Accumulated loss		(209,742)	(192,868)
Total equity		48,209	64,833

The accompanying notes form part of these financial statements

Consolidated Statements of Changes in Equity

for the six-month period ended June 30, 2015 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
At January 1, 2014	52,406	134,305	19,087	4,192	-	(160,657)	49,333
Loss for the period	-	-	-	-	-	(17,991)	(17,991)
Share-based compensation	-	-	-	-	-	1,233	1,233
Issue of ordinary shares	50	54,950	-	-	-	-	55,000
Share issue expenses	-	(5,342)	-	-	-	-	(5,342)
Capital reorganisation	(52,294)	(134,305)	(19,087)	-	205,686	-	-
Currency translation	-	-	-	1,767	-	-	1,767
At June 30, 2014	162	49,608	-	5,959	205,686	(177,415)	84,000

Loss for the period	-	-	-	-	-	(16,761)	(16,761)
Share-based compensation	-	-	-	-	-	1,308	1,308
Currency translation	-	-	-	(3,714)	-	-	(3,714)
At December 31, 2014	162	49,608	-	2,245	205,686	(192,868)	64,833

Loss for the period	-	-	-	-	-	(17,739)	(17,739)
Share-based compensation	-	-	-	-	-	865	865
Currency translation	-	-	-	250	-	-	250
At June 30, 2015	162	49,608	-	2,495	205,686	(209,742)	48,209

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statements

for the six-month period ended June 30, 2015 (unaudited)

	Six months ended June 30,
	2015	2014
	$’000	$’000
Loss before taxation	(18,167)	(18,400)
Depreciation and amortization of licenses, software and property plant and equipment	730	527
Share-based compensation expense	865	1,233
Loss on sale of tangible assets	65	-
Initial Public Offering expenses	-	1,503
Net finance expense/(income)	199	(94)
Increase in inventories	(266)	(1,571)
Increase in receivables	(235)	(399)
Increase/(Decrease) in payables	988	(475)
Net cash used in operating activities	(15,821)	(17,676)
Research and development tax credits	975	1,197
Net cash outflow from operating activities	(14,846)	(16,479)

Cash flows from investing activities
Interest received	66	73
Purchase of property, plant and equipment	(830)	(1,158)
Purchase of intangible assets	(15)	(245)
Net cash flows used in investing activities	(779)	(1,330)

Cash flows from financing activities
Interest paid	(88)	-
Proceeds from issue of loan notes	11,000	-
Loan notes transaction costs	(352)	-
Proceeds from issue of ordinary shares	-	55,000
Share issue expenses	-	(6,845)
Net cash flows from financing activities	10,560	48,155

Increase in cash and cash equivalents	(5,065)	30,346
Cash and cash equivalents at beginning of year	53,334	40,866
Effects of exchange rates on cash and cash equivalents	110	1,414
Cash and cash equivalents at end of year	48,379	72,626

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

The unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as issued by the IASB including those applicable to accounting periods ending December 31, 2015 and the accounting policies set out in the Company’s financial statements as of and for the two years ended December 31, 2014. These interim financial statements have been prepared and approved by the Directors in accordance with International Accounting Standard 34 “Interim Financial Reporting.” They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2014.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future.

The presentational currency for this interim financial statement is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Sterling/US dollar exchange rate
Closing rate	1.57	1.70	1.57	1.70
Average rate	1.53	1.68	1.53	1.67

The Company received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013.  It will continue to absorb cash until sufficient funds from products sold are generated.  On April 24, 2015 the Company received $11 million loan funding as part of a $26 million secured loan facility with Oxford Finance LLC. The Company has the option of drawing another $10 million after achieving specified revenue milestones, with a final $5 million becoming available after reaching additional revenue targets.  The Company had $48.4 million of cash as at June 30, 2015.  This funding will extend cash resources beyond Q2 2016.  Based on the above, the Directors consider the going concern assumption to be appropriate and therefore the going concern basis has been adopted in the preparation of these financial statements.

These policies have been applied consistently throughout the year except where otherwise indicated.

2 Operating Segment Analysis

The Company is engaged in a single business activity of cardiovascular devices and medical fabrics and the Company does not have multiple operating segments. The Company’s cardiovascular devices and medical fabrics business consists of the development and commercialization of these products. The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

In addition to the geographical segments required under IFRS which is shown below, the Company analyzes its business based on the categories and information in the following table:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Aorfix Commercial Revenue
United States direct market	1,269	568	2,392	1,067
Western Europe direct markets	681	858	1,421	1,837
Japan distributor market	1,764	-	2,666	-
International distributor markets	821	767	1,465	1,337
Total Aorfix commercial revenue	4,535	2,193	7,944	4,241
Other commercial revenue	-	-	-	10
Total revenue	4,535	2,193	7,944	4,251

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	457	424	854	977
Germany	224	434	567	860
United States of America	1,269	568	2,392	1,077
Japan	1,764	-	2,666	-
Rest of World	821	767	1,465	1,337
	4,535	2,193	7,944	4,251

3 NASDAQ Initial Public Offering and Company Restructure

On April 24, 2014, the Company’s Initial Public Offering of shares on the NASDAQ Global market was priced. The Company issued 5,000,000 ordinary shares of $0.01 each at a price of $11.00 to raise $55,000,000 before offering expenses. Total expenses of the offering were $6.8 million, of which $5.3 million were directly attributable to the issue of the new shares and have been charged to the Share Premium account. The balance of $1.5 million has been charged to the Income Statement in the period ended December 31, 2014.

To facilitate the NASDAQ IPO, Lombard Medical, Inc., a new Cayman Islands domiciled holding Company, was created and the existing shares in Lombard Medical Technologies plc were exchanged for new shares in Lombard Medical, Inc. under a UK High Court approved Scheme of Arrangement. Following the Scheme of Arrangement, the trading in shares of Lombard Medical Technologies plc on the London Stock Exchange’s AIM market was cancelled and Lombard Medical Technologies plc reregistered as a private Company, Lombard Medical Technologies Limited.

The Company restructure has been accounted for as a capital reorganization, under which the balances on share capital, share premium and other reserve relating to Lombard Medical Technologies plc have been transferred to a capital reorganization reserve at the time of the restructure.

The comparatives in the Consolidated Statements of Comprehensive Income, the Consolidated Balance Sheet and Accumulated Losses, have been presented as those of the previous parent Company, Lombard Medical Technologies plc.

4 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3 percent per annum, payable when the loan is repaid or converted. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion

At June 30, 2015, the amount outstanding comprised:	$’000
Face value plus accrued interest of convertible loan notes at January 1, 2015	2,632
Interest expense	38
Included in non-current liabilities	2,670

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment

Oxford Finance Secured Loan

On April 24, 2015 the Company received $11 million loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford).  The Company has the option of drawing another $10 million after achieving specified revenue milestones, with a final $5 million becoming available after reaching additional revenue targets.  The interest on the loan is three month US LIBOR + 7.24% fixed at each advance.  The interest rate on the first $11 million is 7.52%.  The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, we are required to make interest only payments through April 1, 2016. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. At maturity (April 1, 2020), or the earlier repayment in full, the Company is required to make a final payment fee to Oxford. The current final payment fee amount of $726,000 will be adjusted if the subsequent tranches are made.

At June 30, 2015, the amount outstanding comprised:	$’000
Face value of secured loan at April 4, 2015	11,000
Unamortized transaction costs	(336)
Unamortized warrant discount	(233)
Final payment accretion	32
Balance at June 30,2015	10,463
Less amount included in current liabilities	(396)
Included in non-current liabilities	10,067

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate of 77,446 shares of the Company’s common stock at an exercise price of $4.19 per share.  These warrants are immediately exercisable and have a contractual term of 10 years. The fair value of the warrants on the date of issue was $243,000; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately.

5 Taxation on Loss on Ordinary Activities

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	239	226	429	417
Overseas taxation charge	-	(4)	(1)	(8)
Total tax credit	239	222	428	409

6 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Loss for the period ($’000)	(8,196)	(11,072)	(17,740)	(17,991)

Weighted average number of ordinary shares (‘000)	16,186	14,593	16,186	12,070

Basic and diluted loss per share (cents)	(50.6)	(75.9)	(109.6)	(149.1)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc.

7 Post Balance Sheet Events

The Company has no significant post balance sheet events.

8 Related Party Disclosures

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8 percent of the Company’s shares following the Initial Public Offering. In the months following the NASDAQ Initial Public Offering, Abingworth purchased 629,092 shares of the Company in open market transactions at an average price of $6.30. Abingworth held 21.5 percent of the Company’s shares on March 31, 2015.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 37.0 percent of the Company’s shares following the Initial Public Offering and on March 31, 2015.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen purchased 9,225 shares at an average price of $6.13, Simon Hubbert purchased 5,950 shares at an average price of $6.02, Simon Neathercoat purchased 8,800 shares at an average price of $6.32, Craig Rennie purchased 15,060 shares at an average price of $6.52 and John B. Rush purchased 5,500 shares at an average price of $5.92.

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